

October 6, 2011

Via: E-mail
Mr. Edward Suydam
President and Chief Financial Officer
Nano Mask, Inc.
50 West Liberty Street, Suite 880
Reno, Nevada 89501

     RE: **Nano Mask, Inc.**
              Form 8-K dated October 3, 2011
              Filed October 4, 2011
              File No. 000-27421

Dear Mr. Suydam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Dated October 3, 2011 filed October 4, 2011

Item 4.01

1. We note that the date of dismissal of you prior auditor was *October 3, 2011.* However, your disclosure required by Item 304(a)(1)(iv) of Regulation S-K refers to the period "two most recent fiscal years for which reports have been filed by the Company (2008 and 2009) and through *October 1, 2011.*" Please amend your Form 8-K to revise this disclosure to cover the interim period from the date of the last audited financial statements through October 3, 2011, the date of dismissal,

rather than October 1, 2011, as currently presented. Include a letter from the former accountants addressing the revised disclosures in the amendment.

<u>Exhibit 16 PBTK letter dated October 4, 2011</u>

2. It is not clear to us why your prior auditor does not have a basis to agree or disagree with paragraph three of the report. Please address our concern or otherwise have your auditor revise the Exhibit 16 letter to also indicate whether they agree with paragraph three and, if not, stating the respects in which they do not agree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dennis Hult, Staff Accountant at 202 551-3618 or me at 202 551-3212. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief